UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41425

金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On August 19, 2026, Golden Sun Technology Group Limited (the “Company”) reported its financial results for the six months ended March 31, 2026. The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements of Golden Sun Technology Group Limited as of and for the Six Months Ended March 31, 2026”; and “Operating and Financial Review and Prospects”.

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EXHIBIT INDEX

Number	Description of Exhibit

99.1	Unaudited Condensed Consolidated Financial Statements of Golden Sun Technology Group Limited as of and for the Six Months Ended March 31, 2026
99.2	Operating and Financial Review and Prospects
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Technology Group Limited

Date: August 19, 2026	By:	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer

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